FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

        Duncan           Jeffrey         H.
         (Last)          (First)       (Middle)

        2353 Pennington Road
         (Street)

        Pennington           NJ         08534
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Dataram Corporation  DRAM - NASDAQ

3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)

          Not furnished

4.  Statement for Month/Year

          November 2001

5.  If Amendment, Date of Original (Month/Day/Year)

                  December 10, 2001

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [ ] Director                    [ ] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

     Vice President, Manufacturing and Engineering
     ____________________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
5(b)(v)



     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                    (A) or         Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock,
$1.00 Par Value                                                      3,624         I        By Company's
                                                                                            401(k) Plan













Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date                  4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______
Options         $2.3750                                   --      9/11/02  CS                  150,000     D

Options         $2.3125                                   --      9/10/06  CS                   75,000     D

Options         $2.8125                                   (1)     11/18/07 CS                  115,500     D

Options         $2.8125                                   (2)     11/18/07 CS                   34,500     D

Options         $7.98    11/26/01    A    V  8,200        (3)     11/26/11 CS  8,200   *         8,200     D

Explanation of Responses:
(1) Options to purchase 30,800 shares are presently exercisable; 7,700 shares will become exercisable on 11/18/02.
(2) Options to purchase 9,200 shares are presently exercisable; 2,300 shares will become exercisable on 11/18/02.
(3) Options to purchase 2,050 shares will become exercisable on 11/26/02, 2,050 on 11/26/03, 2,050 on 11/26/04 and
    2,050 on 11/26/05.
* Employee Stock Option

                           JEFFREY H. DUNCAN            August 1, 2002
                          __________________________    _________________
                           Jeffrey H. Duncan
                           **Signature of Reporting           Date
                           Person
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).